UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OYSTER POINT PHARMA, INC.

(Name of Subject Company)

IRIS PURCHASER INC.

(Offeror)

A Wholly Owned Subsidiary of

VIATRIS INC.

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Brian Roman

Global General Counsel

Viatris Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark I. Greene

Andrew M. Wark

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Iris Purchaser Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

The Agreement and Plan of Merger, dated November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Oyster, Viatris and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Form of Contingent Value Rights Agreement, by and among Viatris and a rights agent mutually agreeable to Viatris and Oyster, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Oyster Point Pharma, Inc., a Delaware corporation. Oyster Point’s principal executive offices are located at 202 Carnegie Center, Suite 106, Princeton, New Jersey. Oyster Point’s telephone number at such address is (609) 382-9032.

(b) This Schedule TO relates to all outstanding Shares. Oyster Point has advised Viatris and Purchaser that, as of November 30, 2022, 27,144,768 Shares were issued and outstanding; 4,627,091 Shares were subject to issuance pursuant to stock options to purchase Shares granted pursuant to Oyster Point’s 2016 Equity Incentive Plan, 2019 Equity Incentive Plan (the “2019 Plan”) and 2021 Inducement Plan (the “Inducement Plan”); 953,324 Shares were subject to issuance pursuant to granted and outstanding restricted stock units in respect of Shares granted pursuant to the 2019 Plan; 1,038,250 Shares were subject to issuance pursuant to granted and outstanding performance stock units in respect of Shares (assuming the satisfaction of all applicable performance goals at 125% of target) granted pursuant to the 2019 Plan; 484,634 Shares were reserved for future issuance under the 2019 Plan and the Inducement Plan; and 264,063 Shares were reserved for future issuance under Oyster Point’s 2019 Employee Stock Purchase Plan.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Viatris Inc., a Delaware corporation, and Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Viatris. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Viatris and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) - (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Viatris and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Oyster Point”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Oyster Point” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for Oyster Point” is incorporated herein by reference.

(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Background of the Offer; Past Contacts or Negotiations with Oyster Point”, “The Transaction Agreements”, “Purpose of the Offer; Plans for Oyster Point”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) and (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

(b) The Offer to Purchase is not subject to a financing condition.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Certain Information Concerning Viatris and Purchaser”, “Purpose of the Offer; Plans for Oyster Point” and “The Transaction Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Procedures for Accepting the Offer and Tendering Shares”, “Background of the Offer; Past Contacts or Negotiations with Oyster Point”, “The Transaction Agreements” and “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Viatris and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Oyster Point”, “Purpose of the Offer; Plans for Oyster Point” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Purpose of the Offer; Plans for Oyster Point”, “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated December 1, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Newspaper Advertisement, as published in The New York Times on December 1, 2022.*

(a)(5)(A)	Portions of Viatris Investor Presentation, dated November 7, 2022, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Viatris on November 7, 2022.

(a)(5)(B)	Viatris press release announcing two acquisitions and its plan to provide a strategic update on its February 2022 investor event, dated November 7, 2022, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Viatris on November 7, 2022.

(a)(5)(C)	Excerpts from the transcript of the Viatris investor conference call and webcast held on November 7, 2022, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Viatris on November 8, 2022.

(a)(5)(D)	Messages of certain officers of Viatris Inc. posted on LinkedIn on November 11, 2022, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Viatris on November 14, 2022.

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point, incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Oyster Point with the SEC on November 8, 2022.

(d)(2)	Form of Contingent Value Rights Agreement, incorporated by reference to Annex II to Exhibit 2.1 to the Form 8-K filed by Oyster Point with the SEC on November 8, 2022.

(d)(3)	Tender and Support Agreement, dated November 7, 2022, by and among Viatris, Purchaser, InvOpps IV US, L.P., InvOppsIV, L.P., Jeffrey Nau, Ph.D., M.M.S., New Enterprise Associates 14, L.P., Versant Venture Capital VI, L.P., Versant Vantage I, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P.*

(d)(4)	Confidentiality Agreement, dated June 28, 2022, by and between Viatris and Oyster Point.*

(d)(5)	Clean Team Confidentiality Agreement, dated October 21, 2022, by and between Viatris and Oyster Point.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIATRIS INC.

By	/s/ SANJEEV NARULA
	Name:	Sanjeev Narula
	Title:	Chief Financial Officer
	Date:	December 1, 2022

IRIS PURCHASER INC.

By	/s/ JOHN MIRAGLIA
	Name:	John Miraglia
	Title:	Director
	Date:	December 1, 2022